As filed with the Securities and Exchange Commission on December 16, 2004
Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PENWEST PHARMACEUTICALS CO.

(Exact name of registrant as specified in its charter)

Washington	91-1513032
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

39 Old Ridgebury Road, Suite 11
Danbury, Connecticut 06810-5120
(877) 736-9378
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Tod R. Hamachek
Chairman of the Board and Chief Executive Officer
Penwest Pharmaceuticals Co.
39 Old Ridgebury Road, Suite 11
Danbury, CT 06810-5120
(877) 736-9378
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Stuart M. Falber, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
Telephone: (617) 526-6000
Telecopy: (617) 526-5000

     Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ 333-   .

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ 333-   .

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Proposed
	Amount	Proposed Maximum	Maximum
	to be	Offering Price	Aggregate	Amount of
Title of Shares to be Registered	Registered(1)	Per Share(2)	Offering Price(2)	Registration Fee
Common Stock, $0.001 par value per share (including the preferred stock purchase rights attached thereto)(3)	3,125,000	$11.75	$36,718,750	$4,321.80

(1)	Pursuant to Rule 416 under the Securities Act of 1933, these shares include an indeterminate number of shares of common stock issuable as a result of stock splits, stock dividends, recapitalizations or similar events.

(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the high and low prices on the NASDAQ National Market on December 13, 2004.

(3)	Shares of common stock being registered hereby are accompanied by preferred stock purchase rights. Until the occurrence of certain prescribed events, such rights are not exercisable, are evidenced by each certificate for common stock and will be transferred along with and only with common stock.

     The Company hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. The selling shareholders named in this prospectus may not sell the common stock until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the common stock and the selling shareholders named in this prospectus are not soliciting offers to buy the common stock in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated December 16, 2004

PROSPECTUS

PENWEST PHARMACEUTICALS CO.

3,125,000 SHARES OF COMMON STOCK

     This prospectus relates to the resale from time to time of up to 3,125,000 shares of common stock by the selling shareholders identified in this prospectus. We will not receive any proceeds from the sale of shares of our common stock offered by this prospectus. We have agreed to pay certain expenses in connection with the registration of the shares and to indemnify the selling shareholders against certain liabilities.

     The selling shareholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares offered by this prospectus from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

     Our common stock is traded on the NASDAQ National Market under the symbol “PPCO.” On December 15, 2004, the closing sale price of the common stock on NASDAQ was $11.91 per share. You are urged to obtain current market quotations for the common stock.

Investing in our common stock involves a high degree of risk.
See “Risk Factors” beginning on page 2.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is ______ __, ______.

     Penwest Pharmaceuticals Co.’s executive offices are located at 39 Old Ridgebury Road, Suite 11, Danbury, Connecticut 06810-5120. Our telephone number is (877) 736-9378, and our Internet address is www.penwest.com. The information on our Internet website is not incorporated by reference in this prospectus. Unless the context otherwise requires, references in this prospectus to “Penwest,” “we,” “us,” and “our” refer to Penwest Pharmaceuticals Co.

     TIMERx® and Geminex® are registered trademarks of the Company. SyncroDose™ is also a trademark of the Company. Other tradenames and trademarks appearing in this prospectus are the property of their respective owners.

     We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

ii

PROSPECTUS SUMMARY

     This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”

Penwest Pharmaceuticals Co.

     We develop pharmaceutical products based on innovative oral drug delivery technologies. The foundation of our technology platform is TIMERx, an extended release delivery system that is adaptable to soluble and insoluble drugs, and that is flexible for a variety of controlled release profiles. We have also developed two additional oral drug delivery systems, Geminex and SyncroDose. Geminex is a dual drug delivery system that is designed to provide independent release of different active ingredients contained in a drug. SyncroDose is a drug delivery system that is designed to release the active ingredient of a drug at the desired site and time in the digestive tract. Our proprietary TIMERx drug delivery technology is utilized in four products that were developed with collaborators and have been approved in various countries.

     In addition, we have a number of product candidates in our drug development pipeline. The two most advanced products in our drug development pipeline are oxymorphone ER, an extended release formulation of oxymorphone, a narcotic analgesic being developed for the treatment of moderate to severe pain, and PW2101, a branded beta blocker intended for the treatment of hypertension and angina that we have formulated using our TIMERx technology.

The Offering

Common Stock offered by selling shareholders	3,125,000 shares

Use of proceeds.	We will not receive any proceeds from the sale of shares in this offering

NASDAQ National Market symbol.	PPCO

RISK FACTORS

     Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below in addition to the other information included or incorporated by reference in this prospectus before purchasing our common stock. If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer, possibly materially. In that case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

We have not been profitable and expect to continue to incur substantial losses

     We have incurred net losses since 1994, including net losses of $15.9 million, $17.1 million and $16.0 million, during 2003, 2002, and 2001, respectively. We had a loss from continuing operations of $26.0 million, $19.0 million, and $16.8 million in 2003, 2002, and 2001, respectively. For the nine months ended September 30, 2004, we had a net loss of $17.3 million. As of September 30, 2004, our accumulated deficit was approximately $112 million.

     Our strategy includes a significant commitment to spending on research and development targeted at identifying and developing products that can be formulated using our TIMERx and other drug delivery technologies. As a result, we expect to continue to incur net losses as we continue our research activities and conduct development of, and seek regulatory approvals for, products utilizing TIMERx technology, until substantial sales of products commercialized utilizing our TIMERx technology occur. These net losses have had and will continue to have an adverse effect on, among other things, our shareholders’ equity, total assets and working capital.

     A substantial portion of our revenues since 1994 has been generated from the sales of our pharmaceutical excipients. Our net losses in 2003, 2002 and 2001 were reduced as a result of the operating results of our excipient business. Since February 27, 2003, we have not generated any revenues from the sales of excipient products and our business depends exclusively on our drug delivery and drug development business.

     Our future profitability will depend on several factors, including:

•	the successful commercialization of TIMERx controlled release products, including in particular oxymorphone ER and PW2101;

•	royalties from Mylan Pharmaceuticals Inc.’s sale of Pfizer, Inc.’s 30 mg generic version of Procardia XL; and

•	the level of our investment in research and development activities.

We may require additional funding, which may be difficult to obtain

     As of September 30, 2004, we had cash, cash equivalents, and short-term investments of $45.0 million. In addition, in December 2004, we received net proceeds of approximately $32.8 million from a private placement of our common stock. We anticipate that, based on our current operating plan, our existing capital resources and anticipated internally generated funds from the sale of formulated bulk TIMERx, royalties from Mylan and other payments from collaborators will be sufficient to fund our operations on an ongoing basis without requiring us to seek external financing through at least the second half of 2007.

     Our requirements for additional capital are substantial and will depend on many factors, including:

•	whether oxymorphone ER or PW2101 are approved on a timely basis, or at all;

•	whether we resume our participation in the funding of the development and marketing of oxymorphone ER;

•	the timing and amount of payments received under existing and possible future collaborative agreements, in particular with respect to oxymorphone ER;

•	our success in entering into a marketing collaboration for PW2101;

•	our ability to qualify the alternative manufacturing site for PW2101 on a timely basis or at all and the costs of doing so;

•	the structure and terms of any future collaborative or development agreements;

•	the progress of our collaborative and independent development projects, funding obligations with respect to the projects, and the related costs to us of clinical studies for our products;

•	the costs and timing of adding additional products or technologies;

•	royalties received from Mylan; and

•	the prosecution, defense and enforcement of potential patent claims and other intellectual property rights.

     Subject to these factors, we expect that we will need to sell additional equity or debt securities or seek additional financing through other arrangements to fund operations beyond the second half of 2007. In addition, if we determine to resume our participation in the funding of oxymorphone ER or to acquire additional products or technologies, we also may need to seek additional funding for such actions through collaborative agreements or research and development arrangements, or through public or private financing.

     If we raise additional funds by issuing equity securities, further dilution to our then-existing shareholders may result. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any debt or equity financing may contain terms, such as liquidation and other preferences, that are not favorable to us or our shareholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our technologies, research programs or potential product or grant licenses on terms that may not be favorable to us. We cannot be certain that additional financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain this additional financing, we may be required to delay, reduce the scope of, or eliminate one or more of our planned research, development and commercialization activities, which could harm our financial condition and operating results.

We are dependent on collaborators to conduct clinical trials of, obtain regulatory approvals for, and manufacture, market, and sell our TIMERx controlled release products, including, in particular, Endo with respect to oxymorphone ER

     Some of our TIMERx controlled release products have been or are being developed and commercialized in collaboration with pharmaceutical companies. Under these collaborations, depending on the structure of the collaboration, we are dependent on our collaborators to fund some portion of development, to conduct clinical trials, obtain regulatory approvals for, and manufacture, market and sell products utilizing our TIMERx controlled release technology. For instance, we are dependent on Endo to obtain the regulatory approvals required to market oxymorphone ER and will be dependent on Endo to manufacture and market oxymorphone ER in the United States. In addition, we are dependent on Mylan with respect to the marketing and sale of the 30 mg strength of Pfizer’s generic version of Procardia XL.

     We have limited experience in manufacturing, marketing and selling pharmaceutical products. Accordingly, if we cannot maintain our existing collaborations or establish new collaborations with respect to our other products in development, we will have to establish our own capabilities or discontinue the commercialization of the affected product. For instance, if we are unable to enter into a collaboration for the marketing of PW2101, we are unlikely to commercially launch the product even if we obtain FDA approval. Developing our own capabilities would be expensive and time consuming and could delay the commercialization of the affected product. There can be no assurance that we would be successful in developing these capabilities.

     Our existing collaborations are subject to termination on short notice under certain circumstances including, for example, if the collaborator determines that the product in development is not likely to be successfully developed or not likely to receive regulatory approval, if we breach the agreement or upon a bankruptcy event. If any of our collaborations are terminated, we may be required to devote additional resources to the product, seek a new collaborator on short notice or abandon the product. The terms of any additional collaborations or other arrangements that we establish may not be favorable to us.

     We are also at risk that these collaborations or other arrangements may not be successful. Factors that may affect the success of our collaborations include the following:

•	Our collaborators may be pursuing alternative technologies or developing alternative products, either on their own or in collaboration with others, that may be competitive with the product as to which they are collaborating with us, which could affect our collaborator’s commitment to the collaboration with us.

•	Our collaborators may reduce marketing or sales efforts, or discontinue marketing or sales of our products. This would reduce our revenues received on the products.

•	Our collaborators may terminate their collaborations with us. This could make it difficult for us to attract new collaborators or adversely affect perception of us in the business and financial communities.

•	Our collaborators may pursue higher priority programs or change the focus of their development programs, which could affect the collaborator’s commitment to us. Pharmaceutical and biotechnology companies historically have re-evaluated their priorities from time to time, including following mergers and consolidations, which have been common in recent years in these industries.

We face significant competition, which may result in others discovering, developing or commercializing products before or more successfully than we do

     The pharmaceutical industry is highly competitive and is affected by new technologies, governmental regulations, health care legislation, availability of financing, litigation and other factors. Many of our competitors have:

•	significantly greater financial, technical and human resources than we have and may be better equipped to develop, manufacture and commercialize products;

•	more extensive experience than we have in conducting preclinical studies and clinical trials, obtaining regulatory approvals and manufacturing and marketing pharmaceutical products;

•	competing products that have already received regulatory approval or are in late-stage development; and

•	collaborative arrangements in our target markets with leading companies and research institutions.

     We face competition based on the safety and effectiveness of our products, the timing and scope of regulatory approvals, the availability and cost of supply, marketing and sales capabilities, reimbursement coverage, price, patent position and other factors. Our competitors may develop or commercialize more effective, safer or more affordable products, or obtain more effective patent protection, than we are able to develop or commercialize. Accordingly, our competitors may commercialize products more rapidly or effectively than we do, which would adversely affect our competitive position, the likelihood that our product will achieve initial market acceptance and our ability to generate meaningful revenues from our products. Even if our products achieve initial market acceptance, competitive products may render our products obsolete or noncompetitive. If our products are rendered obsolete, we may not be able to recover the expenses of developing and commercializing those products.

     We face competition from numerous public and private companies and their extended release technologies, including Johnson & Johnson’s oral osmotic pump (OROS) technology, multiparticulate systems marketed by Elan Corporation plc, Biovail Corporation and KV Pharmaceutical Company, traditional matrix systems marketed by SkyePharma, plc and other controlled release technologies marketed or under development by Andrx Corporation, among others.

     Our TIMERx products in development will face competition from products with the same indication as the TIMERx products we are developing. For instance, we expect extended release oxymorphone ER will face competition from MS Contin, Purdue Pharma’s OxyContin and generic competitors to OxyContin, Duragesic marketed by Johnson & Johnson and generic competitors to Duragesic and Avinza marketed by Ligand.

     Some of the TIMERx products we are developing, such as PW2101, are branded controlled release products, which are proprietary products that are based on active chemical ingredients that are not subject to patents. These branded controlled release products will compete against other products developed using the same or a similar active chemical ingredient, including branded immediate release and branded controlled released products, as well as any generic versions of these products, based primarily on price. In addition, our branded controlled released products will compete against other competitive products in the therapeutic class. For instance, PW2101 is a controlled release formulation of an immediate release beta blocker, the chemical active ingredient for which is no longer subject to patents in the United States. There is currently a similar branded controlled release beta blocker product that is marketed for hypertension and against which we expect PW2101 will compete. There are also currently filings for generic versions of the branded controlled release products and the sponsors of the branded product and the generic products are currently in patent litigation. If the sponsors of generic products prevail in such litigation, PW2101 would also compete against these generic versions.

     In addition to developing branded controlled release products, we also selectively develop generic versions of branded controlled release products using our TIMERx technology and generic active ingredients. The success of these products will depend, in large part, on the intensity of competition from the branded controlled release product, other generic versions of the branded controlled release product, and other drugs and technologies that compete with the branded controlled release product, as well as the timing of product approval.

     The generic drug industry is characterized by frequent litigation between generic drug companies and branded drug companies. Those companies with significant financial resources will be better able to bring and defend any such litigation.

If our clinical trials are not successful or take longer to complete than we expect, we may not be able to develop and commercialize our products

     In order to obtain regulatory approvals for the commercial sale of our potential products, including our branded controlled release products, we or our collaborators will be required to complete clinical trials in humans to demonstrate the safety and efficacy of the products. However, we or our collaborators may not be able to commence or complete these clinical trials in any specified time period, or at all, either because the FDA or other regulatory agencies object, or for other reasons.

     Even if we complete a clinical trial of one of our potential products, the clinical trial may not indicate that our product is safe or effective to the extent required by the FDA, the European Commission, or other regulatory agencies to approve the product, and we or our collaborators may decide, or regulators may requires us or our collaborators, to conduct additional clinical trials. For example, in response to the NDA for oxymorphone ER, the FDA required Endo to conduct an additional clinical trial for oxymorphone ER. In addition, on December 2, 2004, we announced that in our pivotal efficacy trial of the low dose strength of PW2101, PW2101 did not meet the study’s primary endpoint.

     The results from preclinical testing of a product that is under development may not be predictive of results that will be obtained in human clinical trials. In addition, the results of early human clinical trials may not be predictive of results that will be obtained in larger scale advanced stage clinical trials. Furthermore, we, our collaborators or the FDA may suspend clinical trials at any time if the subjects or patients participating in such trials are being exposed to unacceptable health risks, or for other reasons.

     The rate of completion of clinical trials is dependent in part upon the rate of enrollment of patients. Patient accrual is a function of many factors including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study and the existence of competitive clinical trials. Delays in planned patient enrollment may result in increased costs and program delays.

     If clinical trials do not show any potential product to be safe or efficacious, if we are required to conduct additional clinical trials or other testing of our products in development beyond those that we currently contemplate or if we are unable to successfully complete our clinical trials or other testing, we may:

•	be delayed in obtaining marketing approval for our products;

•	not be able to obtain marketing approval for our products; or

•	obtain approval for indications that are not as broad as intended.

     Our product development costs may also increase if we experience delays in testing or approvals. In addition, significant clinical trial delays also could allow our competitors to bring products to market before we do and impair our ability to commercialize our products.

We may not obtain regulatory approval for our products, which would materially impair our ability to generate revenue

     We are not able to market any of our products in the United States, Europe or in any other jurisdiction without marketing approval from the FDA, the European Agency for the Evaluation of Medicinal Products, or an equivalent foreign regulatory agency. The regulatory process to obtain market approval for a new drug takes many years and requires the expenditure of substantial resources. We have had only limited experience in preparing applications and obtaining regulatory approvals.

     We may encounter delays or rejections during any stage of the regulatory approval process based upon the failure of clinical data to demonstrate compliance with, or upon the failure of the product to meet, the FDA’s requirements for safety, efficacy and quality; and those requirements may become more stringent due to changes in regulatory agency policy or the adoption of new regulations. After submission of a marketing application, in the form of an NDA or an abbreviated new drug application, or ANDA, the FDA may deny the application, may require additional testing or data and/or may require post marketing testing and surveillance to monitor the safety or efficacy of a product. While the U.S. Food, Drug and Cosmetic Act, or FDCA, provides for a 180-day review period, the FDA commonly takes one to two years to grant final approval to a marketing application.

     Further, the terms of approval of any marketing application, including the labeling content, may be more restrictive than we desire and could affect the marketability of products incorporating our controlled release technology.

     We are developing oxymorphone ER under a collaboration agreement with Endo. In February 2003, the FDA accepted for filing an NDA for oxymorphone ER. In October 2003, Endo received an approvable letter from the FDA for oxymorphone ER. In the letter, the FDA requested that Endo address certain questions, provide additional clarification and information, and conduct some form of additional clinical trials to further confirm the safety and efficacy of oxymorphone ER before the FDA would approve Endo’s NDA for oxymorphone ER. In November 2004, Endo announced that the FDA had granted final approval of the protocol under the FDA’s Special Protocol Assessment Process on the design of a new clinical trial, to provide additional safety and efficacy data for oxymorphone ER to support Endo’s NDA for oxymorphone ER.

     Endo believes that the new trial will complement the completed Phase III pivotal trial that Endo believes has demonstrated efficacy in the intended patient population. Endo has also reported that based on the duration of the trials and the number of patients to be enrolled, and assuming the data is favorable, Endo expects to submit a complete response to the FDA in early 2006. We expect that Endo will receive a further action letter from the FDA within six months of submission of the complete response letter. If the NDA for oxymorphone ER is not approved on a timely basis or at all, it would have a material adverse effect on our business, financial condition and results of operations.

     Certain products containing our TIMERx controlled release technology require the filing of an NDA. A full NDA must include complete reports of preclinical, clinical and other studies to prove adequately that the product is safe and effective, which involves, among other things, full clinical testing, and as a result requires the expenditure of substantial resources. In certain cases involving controlled release versions of FDA-approved immediate release drugs and branded controlled release drugs, such as PW2101, we may be able to rely on existing publicly available safety and efficacy data to support an NDA for controlled release products under Section 505(b)(2) of the FDCA when such data exists for an approved immediate release or controlled release version of the same active chemical ingredient. For example, our NDA for PW2101 was filed under section 505(b)(2) and relies on data from an immediate release drug with the same active chemical ingredient. We can provide no assurance, however, that the FDA will accept a section 505(b)(2) NDA, or that we will be able to obtain publicly available data that is useful. The section 505(b)(2) NDA process is a highly uncertain avenue to approval because the FDA’s policies on section 505(b)(2) NDAs have not yet been fully developed. There can be no assurance that the FDA will approve an application submitted under section 505(b)(2) in a timely manner or at all. For instance, the FDA has raised a question with respect to the appropriate patent certifications to be made by companies filing an NDA under 505(b)(2) and we are currently in discussions with the FDA regarding the appropriate patent certifications required to be made for PW2101. If we are required to file a paragraph IV patent certification on PW2101, we may become engaged in patent litigation and approval of PW2101 could be postponed for up to 30 months.

Even if we obtain marketing approval, our products will be subject to ongoing regulatory review

     If regulatory approval of a product is granted, such approval may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing follow-up studies. As to products for which marketing approval is obtained, the manufacturer of the product and the manufacturing facilities will be subject to continual review and periodic inspections by the FDA and other regulatory authorities. The subsequent discovery of previously unknown problems with the product, manufacturer or facility may result in restrictions on the product or manufacturer, including withdrawal of the product from the market.

     Later discovery of previously unknown problems with our products, manufacturers or manufacturing processes, or failure to comply with applicable regulatory requirements may result in:

•	restrictions on such products, manufacturers or manufacturing processes;

•	warning letters;

•	fines;

•	suspension or withdrawal of regulatory approvals;

•	refusal to permit the import or export of our products;

•	product recalls;

•	seizure of products; and

•	injunctions or the imposition of civil or criminal prosecution.

Our controlled release products that are generic versions of branded controlled release products that are covered by one or more patents may be subject to litigation, which could delay FDA approval and commercial launch of our products

     We expect to file or have our collaborators file ANDAs or NDAs for our controlled release products under development that are covered by one or more patents of the branded product. It is likely that the owners of the patents covering the brand name product or the sponsors of the NDA with respect to the branded product will sue or undertake regulatory initiatives to preserve marketing exclusivity, as Pfizer did with respect to our generic version of Procardia XL that we developed with Mylan. Any significant delay in obtaining FDA approval to market our products as a result of litigation, as well as the expense of such litigation, whether or not we or our collaborators are successful, could have a material adverse effect on our business, financial condition and results of operations.

The market may not be receptive to products incorporating our drug delivery technologies

     The commercial success of products incorporating our extended release technology that are approved for marketing by the FDA and other regulatory authorities will depend upon their acceptance by the medical community and third party payors as clinically useful, cost-effective and safe. No product based on our TIMERx or other extended release technology is marketed in the United States, so there can be no assurance as to market acceptance.

     Factors that we believe could materially affect market acceptance of these products include:

•	the timing of the receipt of marketing approvals and the countries in which such approvals are obtained;

•	the safety and efficacy of the product as compared to competitive products;

•	the relative convenience and ease of administration as compared to competitive products;

•	the strength of marketing distribution support; and

•	the cost-effectiveness of the product and the ability to receive third party reimbursement.

Our success depends on our protecting our patents and patented rights

     Our success depends in significant part on our ability to develop patentable products, to obtain patent protection for our products, both in the United States and in other countries, and to enforce these patents. The patent positions of pharmaceutical firms, including us, are generally uncertain and involve complex legal and factual questions. As a result, patents may not issue from any patent applications that we own or license. If patents are issued, the claims allowed may not be sufficiently broad to protect our technology. In addition, issued patents that we own or license may be challenged, invalidated or circumvented. Our patents also may not afford us protection against competitors with similar technology.

     Our research, development and commercialization activities, as well as any products in development or products resulting from these activities, may infringe or be claimed to infringe patents or patent applications of competitors or other third parties. In such event, we or our collaborators may choose or may be required to seek a license from a third party and to pay license fees or royalties or both under such license. These licenses may not be available on acceptable terms, or at all. Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. If we or our collaborators are not able to obtain a license, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations.

     Our success also depends on our maintaining the confidentiality of our trade secrets and patented know-how. We seek to protect such information by entering into confidentiality agreements with employees, consultants, licensees and pharmaceutical companies. These agreements may be breached by such parties. We may not be able to obtain an adequate, or perhaps any, remedy to such a breach. In addition, our trade secrets may otherwise become known or be independently developed by our competitors.

We may become involved in patent litigation or other intellectual property proceedings relating to our products or processes, which could result in liability for damages or stop our development and commercialization efforts

     The pharmaceutical industry has been characterized by significant litigation, interference and other proceedings regarding patents, patent applications and other intellectual property rights. The types of situations in which we may become parties to such litigation or proceedings include:

•	We or our collaborators may initiate litigation or other proceedings against third parties to enforce our patent rights.

•	We or our collaborators may initiate litigation or other proceedings against third parties to seek to invalidate the patents held by such third parties or to obtain a judgment that our products or processes do not infringe such third parties’ patents.

•	If our competitors file patent applications that claim technology also claimed by us, we or our collaborators may participate in interference or opposition proceedings to determine the priority of invention.

•	If third parties initiate litigation claiming that our processes or products infringe their patent or other intellectual property rights, we and our collaborators will need to defend against such proceedings.

     An adverse outcome in any litigation or other proceeding could subject us to significant liabilities to third parties and require us to cease using the technology that is at issue or to license the technology from third parties. We may not be able to obtain any required licenses on commercially acceptable terms or at all.

     The cost of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Although the legal costs of defending litigation relating to a patent infringement claim are generally the contractual responsibility of our collaborators unless such claim relates to TIMERx in which case such costs are our responsibility, we could nonetheless incur significant unreimbursed costs in participating and assisting in the litigation. Some of our competitors may be able to sustain the cost of such litigation and proceedings more effectively than we can because of their substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

We have only limited manufacturing capabilities and will be dependent on third party manufacturers

     We lack commercial scale facilities to manufacture our TIMERx material or any products we may develop in accordance with cGMP requirements prescribed by the FDA. We currently rely on Draxis Pharma, Inc. for the bulk manufacture of our TIMERx material for delivery to our collaborators under a contract that expires in September 2005 and on other third party manufacturers for the products that are currently under development, such as PW2101. The agreement with Draxis will be automatically renewed for successive one year periods, unless either party gives notice of its intent not to renew the contract, at least six months prior to the end of the then-current term. We are not a party to any agreements with our third party manufacturers for the products that we are currently evaluating in clinical trials, such as Patheon with respect to PW2101, except for purchase orders or similar arrangements.

     We believe that there are a limited number of manufacturers that operate under cGMP regulations capable of manufacturing our TIMERx materials and the products we are evaluating in clinical trials. Although we have qualified alternate suppliers with respect to the xanthan and locust bean gums used to manufacture our TIMERx material, if Draxis is unable to manufacture the TIMERx material in the required quantities, on a timely basis or at all, or if Draxis will not agree to renew our agreement when it expires on acceptable terms to us or at all, we may be unable to obtain alternative contract manufacturing, or obtain such manufacturing on commercially reasonable terms. In addition, if we are unable to enter into longer-term manufacturing arrangements for our products, such as PW2101, on acceptable terms to us or at all, particularly as these products advance through clinical development and move closer to regulatory approval, our business and the clinical development and commercialization of our products could be materially adversely effected. There can be no assurance that Draxis or any other third parties upon which we rely for supply of our TIMERx material or our products in clinical development will perform, and any failures by third parties may delay development or the submission of products for regulatory approval, impair our collaborators’ ability to commercialize products as planned and deliver products on a timely basis, require us or our collaborators to cease distribution or recall some or all batches of our products or otherwise impair our competitive position, which could have a material adverse effect on our business, financial condition and results of operations.

     If our third party manufacturers fail to perform their obligations, we may be adversely affected in a number of ways, including:

•	our collaborators may not be able to meet commercial demands for our products on a timely basis;

•	our collaborators may not be able to initiate or continue clinical trials of products that are under development; and

•	our collaborators may be delayed in submitting applications for regulatory approvals of our products.

     We have limited experience in manufacturing TIMERx material on a commercial scale and no facilities or equipment to do so. If we determine to develop our own manufacturing capabilities, we will need to recruit qualified personnel and build or lease the requisite facilities and equipment. We may not be able to successfully develop our own manufacturing capabilities. Moreover, it may be very costly and time consuming for us to develop such capabilities.

     The manufacture of any of our products is subject to regulation by the FDA and comparable agencies in foreign countries. Any delay in complying or failure to comply with such manufacturing requirements could materially adversely affect the marketing of our products and our business, financial condition and results of operations.

We are dependent upon a limited number of suppliers for the gums used in our TIMERx material

     Our drug delivery systems are based a hydrophilic matrix combining a heterodispersed mixture primarily composed of two polysaccharides, xanthan and locust bean gums, in the presence of dextrose. These gums are also used in our Geminex and SyncroDose drug delivery systems. We purchase these gums from a primary supplier. We have qualified alternate suppliers with respect to such materials, but we can provide no assurance that interruptions in supplies will not occur in the future or that we will not have to obtain substitute suppliers. Any interruption in these supplies could have a material adverse effect on our ability to manufacture bulk TIMERx for delivery to our collaborators.

If we or our collaborators fail to obtain an adequate level of reimbursement by third party payors for our controlled release products, they may not be able to successfully commercialize controlled release products

     The availability of reimbursement by governmental and other third party payors affects the market for any pharmaceutical product. These third party payors continually attempt to contain or reduce the costs of health care by challenging the prices charged for medical products and services. In specific foreign countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control.

     The generic versions of controlled release products being developed may be assigned an AB rating if the FDA considers the product to be therapeutically equivalent to the branded controlled release drug. Failure to obtain an AB rating from the FDA would indicate that for certain purposes the drug would not be deemed to be therapeutically equivalent, would not be fully substitutable for the branded controlled release drug and would not be relied upon by Medicaid and Medicare formularies for reimbursement.

     In both the U.S. and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the health care system. Further proposals are likely. The potential for adoption of these proposals may affect our ability to raise capital, obtain additional collaborative partners and market our products.

     If we or our collaborators obtain marketing approvals for our products, we expect to experience pricing pressure due to the trend toward managed health care, the increasing influence of health maintenance organizations and additional legislative proposals. We may not be able to sell our products profitably if reimbursement is unavailable or limited in scope or amount.

We will be exposed to product liability claims and may not be able to obtain adequate product liability insurance

     Our business exposes us to potential product liability risks which are inherent in the testing, manufacturing, marketing and sale of pharmaceutical products. Product liability claims might be made by consumers, health care providers, pharmaceutical companies, or others that sell our products. These claims may be made even with respect to those products that are manufactured in licensed and regulated facilities or that otherwise possess regulatory approval for commercial sale.

     We are currently covered by primary product liability insurance in amounts of $10 million per occurrence and $10 million annually in the aggregate on a claims-made basis and by umbrella liability insurance in excess of $25 million which can also be used for product liability insurance. This coverage may not be adequate to cover any product liability claims. Product liability coverage is expensive. In the future, we may not be able to maintain or obtain such product liability insurance at a reasonable cost or in sufficient amounts to protect us against losses due to liability claims. Any claims that are not covered by product liability insurance could have a material adverse effect on our business, financial condition and results of operations.

The market price of our common stock may be volatile

     The market price of our common stock, like the market prices for securities of pharmaceutical, biopharmaceutical and biotechnology companies, have historically been highly volatile. The market from time to time experiences significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in our operating results, future sales of our common stock, announcements of technological innovations or new therapeutic products by us or our competitors, announcements regarding collaborative agreements, clinical trial results, government regulation, developments in patent or other proprietary rights, public concern as to the safety of drugs developed by us or others, changes in reimbursement policies, comments made by securities analysts and general market conditions may have a significant effect on the market price of the common stock.

Specific provisions of our Shareholder Rights Plan, Certificate of Incorporation and Bylaws and of Washington law make a takeover of Penwest or a change in control or management of Penwest more difficult

     We have adopted a shareholder rights plan, often referred to as a poison pill. The rights issued under the plan will cause substantial dilution to a person or group that attempts to acquire us on terms that are not approved by our board of directors, unless the board first determines to redeem the rights. Various provisions of our Certificate of Incorporation, our Bylaws and Washington law may also have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of our company, including transactions in which our shareholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of shareholders to approve transactions that they may deem to be in their best interest.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

     This prospectus and the documents we incorporate by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading “Risk Factors”, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. In addition, any forward-looking statements represent our estimates only as of the date this prospectus is filed with the SEC and should not be relied upon as representing our estimates as of any subsequent date. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of shares by the selling shareholders.

     The selling shareholders will pay any underwriting discounts and commissions and expenses incurred by the selling shareholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling shareholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, NASDAQ listing fees and fees and expenses of our counsel and our accountants.

SELLING SHAREHOLDERS

     The 3,125,000 shares of common stock covered by this prospectus were acquired by the selling shareholders from us in a private placement consummated on December 14, 2004. The following table sets forth, to our knowledge, certain information about the selling shareholders as of December 14, 2004.

     Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

	Shares of Common Stock			Shares of Common Stock to
	Beneficially Owned Prior to			be Beneficially Owned
	Offering		Number of Shares of Common Stock Being	After Offering (1)
Name of Selling Shareholder	Number	Percentage	Offered	Number	Percentage
Accipiter Life Sciences Fund, LP	134,055	*	134,055	—	—
Accipiter Life Sciences Fund, LTD.	141,059	*	141,059	—	—
Accipiter Life Sciences Fund (QP), LP	74,886	*	74,886	—	—
Alydar Fund, L.P.	30,190	*	2,000	28,190	*
Alydar Fund Limited	435,472	2.0%	28,835	406,637	1.9%
Alydar QP Fund, L.P.	289,438	1.3	19,165	270,273	1.2
Anno, L.P.	11,400	*	1,800	9,600	*
Atlas Equity I Ltd.	140,000	*	140,000	—	—
Brookside Capital Partners Fund, L.P.	100,000	*	100,000	—	—
Caduceus Capital II, L.P.	122,000	*	122,000	—	—
Caduceus Master Fund Limited	245,000	1.1	245,000	—	—
Common Fund Hedged Equity Co.	48,500	*	8,200	40,300	*
D.B. Zwirn Special Opportunities Fund, L.P.	16,667	*	16,667	—	—
D.B. Zwirn Special Opportunities Fund, Ltd.	16,667	*	16,667	—	—
D.B. Zwirn Special
Opportunities Fund (TE), L.P.	16,666	*	16,666	—	—
Fleet Maritime, Inc.	28,834	*	8,280	20,554	*
Good Steward Trading Co. SPC	15,600	*	2,400	13,200	*
HFR SHC Aggressive Master Trust	35,000	*	35,000	—	—
H&Q Healthcare Investors	34,000	*	34,000	—	—
H&Q Life Science Investors	66,000	*	66,000	—	—
KCM Biomedical, L.P.	73,300	*	73,300	—	—

	Shares of Common Stock			Shares of Common Stock to
	Beneficially Owned Prior to			be Beneficially Owned
	Offering		Number of Shares of Common Stock Being	After Offering (1)
Name of Selling Shareholder	Number	Percentage	Offered	Number	Percentage
KCM Biomedical II, L.P.	29,200	*	29,200	—	—
KCM Biomedical Offshore Master Fund, L.P.	16,800	*	16,800	—	—
Knott Partners LP	386,000	1.8	61,700	324,300	1.5
Matterhorn Offshore Fund	331,500	1.5	53,100	278,400	1.3
MPM BioEquities Master Fund LP	177,900	*	177,900	—	—
MPM BioEquities Fund GmbH & Co. KG	2,100	*	2,100	—	—
OZ Master Fund, Ltd.	1,188,299	5.5	351,720	836,579	3.9
Partners Group Alternative Strategies PCC LTD Black Iota Cell	20,700	*	20,700	—	—
PW Eucalyptus Fund, Ltd.	23,000	*	23,000	—	—
Shoshone Partners LP	143,100	*	22,800	120,300	*
Smithfield Fiduciary LLC	625,000	2.9	625,000	—	—
The Colonial Fund LLC	80,000	*	80,000	—	—
UBS Eucalyptus Fund, L.L.C.	200,000	*	200,000	—	—
UBS O’CONNOR LLC	42,857	*	42,857	—	—
F/B/O O’CONNOR GLOBAL FUNDAMENTAL LONG/SHORT LIMITED
UBS O’CONNOR LLC	32,143	*	32,143	—	—
F/B/O O’CONNOR PIPES CORPORATE STRATEGIES MASTER LTD
Welch Entrepreneurial Fund, LP	80,530	*	27,900	52,630	*
Welch Entrepreneurial Fund (QP), LP	215,335	*	43,900	171,435	*
Welch Life Sciences Fund, LP	181,838	*	25,700	156,138	*
Welch Life Sciences Fund, Ltd.	28,830	*	2,500	26,330	*

*	Less than one percent

(1) We do not know when or in what amounts a selling shareholder may offer shares for sale. The selling shareholders might not sell any or all of the shares offered by this prospectus. Because the selling shareholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling shareholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling shareholders.

     None of the selling shareholders has held any position or office with, or has otherwise had a material relationship with, us within the past three years.

DESCRIPTION OF CAPITAL STOCK

     We are authorized to issue 60,000,000 shares of common stock and 1,000,000 shares of preferred stock, of which 100,000 shares are designated Series A Junior Participating Preferred Stock. As of November 30, 2004, there were 18,548,867 shares of common stock outstanding, no shares of Series A Junior Participating Preferred Stock outstanding and no other shares of preferred stock outstanding.

     The material terms and provisions of our common stock, our preferred stock, our preferred stock purchase rights and each other class of our securities that qualifies or limits our common stock, are described in our Registration Statement on Form 8-A filed with the SEC on December 5, 1997, as updated by a Form 10 filed with the SEC on June 22, 1998, by a Form 10/A filed on July 17, 1998 and by a Form 10/A filed on July 28, 1998, which is incorporated by reference in this prospectus. For the complete terms of our common stock, preferred stock and preferred stock purchase rights, please refer to our articles of incorporation, by-laws and shareholder rights plan that we have filed with the SEC. The terms of these securities may also be affected by the Washington Business Corporation Act.

PLAN OF DISTRIBUTION

     The shares covered by this prospectus may be offered and sold from time to time by the selling shareholders. The term “selling shareholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling shareholders may sell their shares by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution in accordance with the rules of the NASDAQ National Market;

•	in privately negotiated transactions; and

•	in options transactions.

     In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

     In connection with distributions of the shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling shareholders. The selling shareholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling shareholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     In effecting sales, broker-dealers or agents engaged by the selling shareholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling shareholders in amounts to be negotiated immediately prior to the sale.

     In offering the shares covered by this prospectus, the selling shareholders and any broker-dealers who execute sales for the selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling shareholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

     In order to comply with the securities laws of some states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, some states may restrict the selling shareholders from selling their shares unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public. To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

     We have agreed to indemnify the selling shareholders against certain liabilities, including certain liabilities under the Securities Act.

     We have agreed with the selling shareholders to keep the Registration Statement of which this prospectus constitutes a part effective until the earlier of (i) December 14, 2006 or (ii) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with this Registration Statement.

     Our common stock, including the shares offered by this prospectus, are traded on the NASDAQ National Market under the symbol “PPCO.”

LEGAL MATTERS

     The validity of the shares offered by this prospectus has been passed upon by Perkins Coie LLP.

EXPERTS

     The consolidated financial statements of Penwest Pharmaceuticals Co. appearing in Penwest Pharmaceuticals Co.’s Annual Report (Form 10-K) for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC’s Internet site at http://www.sec.gov.

     This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC requires us to “incorporate” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the sale of all the shares covered by this prospectus.

(1)	Our Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 000-23467);

(2)	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (File No. 000-23467);

(3)	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 (File No. 000-23467);

(4)	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 000-23467);

(5)	Our Annual Report on Form 11-K filed with the SEC on June 28, 2004 (File No. 000-23467);

(6)	Our Current Report on Form 8-K filed with the SEC on April 5, 2004 (File No. 000-23467);

(7)	Our Current Report on Form 8-K filed with the SEC on April 29, 2004 (File No. 000-23467);

(8)	Our Current Report on Form 8-K filed with the SEC on May 6, 2004 (File No. 000-23467);

(9)	Our Current Report on Form 8-K filed with the SEC on July 8, 2004 (File No. 000-23467);

(10)	Our Current Report on Form 8-K filed with the SEC on July 28, 2004 (File No. 000-23467);

(11)	Our Current Report on Form 8-K filed with the SEC on September 22, 2004 (File No. 000-23467);

(12)	Our Current Report on Form 8-K filed with the SEC on November 1, 2004 (File No. 000-23467);

(13)	Our Current Report on Form 8-K filed with the SEC on November 29, 2004 (File No. 000-23467);

(14)	Our Current Report on Form 8-K filed with the SEC on December 15, 2004 (File No. 000-23467);

(15)	All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and

(16)	The description of our common stock and preferred stock purchase rights contained in our Registration Statement on Form 8-A filed with the SEC on December 5, 1997 (File No. 000-23467), as updated by a Form 10 filed with the SEC on June 22, 1998 (File No. 000-23467), by a Form 10/A filed on July 17, 1998 (File No. 000-23467) and by a Form 10/A filed on July 28, 1998 (File No. 000-23467).

     You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

Penwest Pharmaceuticals Co. 39 Old Ridgebury Road, Suite 11 Danbury, Connecticut 06810-5120 Attention: Jennifer L. Good Telephone: (203) 796-3701

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by Penwest Pharmaceuticals Co. (except any underwriting discounts and commissions and expenses incurred by the selling shareholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling shareholders in disposing of the shares). All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Filing Fee — Securities and Exchange Commission	$4,322
Legal fees and expenses	$30,000
Accounting fees and expenses	$20,000
Miscellaneous expenses	$15,678
Total Expenses	$70,000

Item 15. Indemnification of Directors and Officers.

     The Washington Business Corporation Act and our Amended and Restated Bylaws provide for indemnification of our directors and officers for liabilities and expenses that they may incur in such capacities. In general, under our Amended and Restated Bylaws, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, our best interests, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Our officers and directors are currently covered under director and officer liability insurance maintained by us.

Item 16. Exhibits

EXHIBIT
NUMBER	DESCRIPTION
4.1(1)	Amended and Restated Articles of Incorporation of Penwest Pharmaceuticals Co., as amended

4.4(2)	Amended and Restated By-laws of Penwest Pharmaceuticals Co.

4.5(3)	Rights Agreement, dated July 27, 1998, between Penwest Pharmaceuticals Co. and the Rights Agent

5.1	Opinion of Perkins Coie LLP

23.1	Consent of Ernst & Young LLP

23.2	Consent of Perkins Coie LLP, included in Exhibit 5.1 filed herewith

24.1	Power of Attorney (See page II-4 of this Registration Statement)

(1)	Incorporated by reference to Exhibits to the Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2004 (File No. 000-23467).

(2)	Incorporated by reference to Exhibits to the Registrant’s Registration Statement on Form S-1 (File No. 333-38389).

(3)	Incorporated by reference to Exhibits to the Registrant’s Registration Statement on Form 10 filed with the SEC on June 22, 1998 and July 31, 1998 (File No. 000-23467).

Item 17. Undertakings.

     Item 512(a) of Regulation S-K. The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

     (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in this Registration Statement.

     (2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Item 512(b) of Regulation S-K. The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Item 512(h) of Regulation S-K. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Danbury, State of Connecticut, on December 16, 2004.

PENWEST PHARMACEUTICALS CO.

By:	/s/ Jennifer L. Good
Jennifer L. Good
Senior Vice President, Finance and Chief Financial Officer

SIGNATURES AND POWER OF ATTORNEY

     We, the undersigned officers and directors of Penwest Pharmaceuticals Co. hereby severally constitute and appoint Tod R. Hamachek and Jennifer L. Good, and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Penwest Pharmaceuticals Co. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Tod R. Hamachek Tod R. Hamachek	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	December 16, 2004

/s/ Jennifer L. Good Jennifer L. Good	Senior Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	December 16, 2004

/s/ Paul E. Freiman Paul E. Freiman	Director	December 16, 2004

/s/ Jere E. Goyan Jere E. Goyan	Director	December 16, 2004

/s/ Rolf H. Henel Rolf H. Henel	Director	December 15, 2004

Signature	Title	Date
/s/ Robert J. Hennessey Robert J. Hennessey	Director	December 16, 2004

/s/ John N. Staniforth John N. Staniforth	Director	December 15, 2004

/s/ Anne M. VanLent Anne M. VanLent	Director	December 16, 2004

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
4.1(1)	Amended and Restated Articles of Incorporation of Penwest Pharmaceuticals Co., as amended

4.4(2)	Amended and Restated By-laws of Penwest Pharmaceuticals Co.

4.5(3)	Rights Agreement, dated July 27, 1998, between Penwest Pharmaceuticals Co. and the Rights Agent

5.1	Opinion of Perkins Coie LLP

23.1	Consent of Ernst & Young LLP

23.2	Consent of Perkins Coie LLP, included in Exhibit 5.1 filed herewith

24.1	Power of Attorney (See page II-4 of this Registration Statement)

(1)	Incorporated by reference to Exhibits to the Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2004 (File No. 000-23467).

(2)	Incorporated by reference to Exhibits to the Registrant’s Registration Statement on Form S-1 (File No. 333-38389).

(3)	Incorporated by reference to Exhibits to the Registrant’s Registration Statement on Form 10 filed with the SEC on June 22, 1998 and July 31, 1998. (File No. 000-23467).